SilverCrest Announces Acquisition of El Picacho Property Near Las Chispas

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - August 27, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce it has acquired the El Picacho Property ("Picacho" or the "Property") located near its Las Chispas Project ("Las Chispas") in Sonora, Mexico. The Property was acquired by the Company's subsidiary, Compañía Minera La Llamarada, S.A. de C.V., from American Metal Mining, S.A. de C.V. (the "Vendor", a Mexican company), and an affiliate. The purchase price for a 100% ownership in 11 mining concessions of the Property totalling approximately 7,060 hectares was US$1.6 million (paid to the Vendor). The Company also paid the necessary government taxes to bring these concessions to good standing.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "We first looked at acquiring Picacho in 2016, after the sale of SilverCrest Mines Inc. (SilverCrest's predecessor) in 2015, as a continuation of our regional exploration program on search of a new district containing multiple precious metal epithermal veins. After 4 years of patience, we have now acquired the next district. The most historic prominent vein in the district, El Picacho Vein, can be easily accessed by a 4 metre by 4 metre underground decline which visually shows the vein underground as approximately 6 metres wide with historic grades and SilverCrest recent sampling results  ranging from 350 to 1,000 gpt silver equivalent ("AgEq"*). Historic drill intercepts in this vein's initial high-grade footprint have a weighted average of 4.1 metres grading 618 gpt AgEq* (see attached Figures, Table and Historic Qualification below). We plan on using our 15 years of local experience gained at Santa Elena and Las Chispas to unlock the potential at Picacho. The Company anticipates starting an exploration drill program at Picacho before the end of the year, subject to permitting and minimal disruptions from COVID-19."

Picacho is located approximately 40 kilometres northeast of the Company's Las Chispas Project and depending on drilling success, may be considered as either a standalone mine or a satellite project for additional mill feed to Las Chispas which is currently under development.

The Property was a historic gold and silver producer, with the first noted production in late 1800s with grades greater than 15 gpt gold (Bird, 1904). No verifiable records of production numbers are available. Artisanal mining has occurred sporadically over the last 100 years, including a recent small mining operation for smelter flux, with precious metal credits, which was transported to a nearby smelter.

Several companies over the past 30 years have explored the Property; most notably Yamana Gold Inc. in 2012. A total of 100 drill holes totalling 15,890 metres (37% reverse circulation and 63% core) were completed up to 2012. All but one drill intercept in El Picacho Vein are located below historic mine workings in intact ground. Also notable is over three (3) kilometres of near surface underground workings in El Picacho Vein that are mostly accessible by a 4 metre by 4 metre decline that exposes the partially developed mineralized vein. Previous drill results of the select holes noted in the tables below and the presence of wide multiple converging veins and stockwork at the surface suggest the potential for open pit mining on Picacho.

There are seven (7) low-sulfidation epithermal main veins on the concessions, with numerous near parallel hanging and footwall veins (see attached Figures). The main veins have a known cumulative strike length of over 10 kilometres with widths ranging from 0.5 to 15 metres. The El Picacho Vein is the most prominently explored vein on the Property and has several historic estimated resources. A historic resource completed before 2012 using historic drilling and underground work, suggests an estimated 360,000 tonnes grading 8.50 gpt Au and 40.0 gpt Ag, or 677 gpt AgEq* totalling 7.8 million ounces AgEq (see Historic Qualification below).

In 2017, SilverCrest completed underground channel sampling as part of a due diligence exercise. Results from 10 underground bulk channel (back or roof of ramp) samples, over an estimated strike length of 50 metres, showed an average true width of 6.0 metres and grade of 13.66 gpt Au and 50.8 gpt Ag, or 1,075 gpt AgEq*. Two initial standard bottle rolls for metallurgical test work on these samples, completed by SGS de Mexico, S.A.de C.V., showed composite recoveries of greater than 90% for both gold and silver.

Historic Qualification

The historic sampling results and resource estimates described above and in the presented tables have not been confirmed by the Company.  A qualified person has not done sufficient work to classify the historic estimates as current mineral resources or mineral reserves. The Company is not treating this information as current mineral resources or reserves and has not verified this information. The Company currently does not plan to conduct any work to verify this specific historic estimate, other than using it to guide the Company in its planned drilling, including re-drilling several of the reported drill hole intercepts.

Historic Significant Drill Hole Intercepts

The following tables represent the most significant historic drill hole intercepts (uncut, undiluted) completed between 2007 to 2012. The weighted average grade in this table is generally considered to be within a high-grade footprint.

El Picacho Vein, Historic Intercepts

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Au gpt	Ag gpt	AgEq*
P12-002D	165.3	179.9	14.6	4.19	6.4	321
includes	168.9	169.8	0.9	13.30	18.0	1,016
includes	171.8	175.4	3.6	7.36	8.3	560
P12-003D	191.1	193.1	2.0	3.30	18.1	266
P12-004D	217.8	219.5	1.7	2.64	8.8	207
P12-005D	124.3	126.1	1.8	2.43	4.0	186
P12-006D	144.4	144.8	0.4	3.26	5.0	250
P12-012D	111.2	112.7	1.5	7.49	8.5	570
P12-022D	210.9	212.5	1.6	3.29	32.0	279
P12-024R**	13.2	20.3	7.1	3.00	6.8	232
includes	14.2	15.2	1.0	5.41	21.0	427
includes	18.3	19.3	1.0	11.30	10.0	858
PDD07-001	80.5	85.5	5.0	12.81	27.8	988
PDD07-002	135.5	145.3	9.8	8.98	82.9	757
includes	136.8	138.9	2.1	24.79	246.8	2,106
PDD07-007	168.5	170.5	2.0	2.72	0.7	205
PDD07-008	167.4	167.9	0.5	3.32	106	355
PDD07-010	151.9	155.4	3.5	4.58	10.2	354
PDD07-013	128.6	142.5	13.9	16.22	33.9	1,250
includes	137.2	140.5	3.3	43.07	99.4	3,330
PDD07-014	166.9	172.3	5.4	6.92	47.8	567
includes	166.9	169.2	2.3	11.50	82.0	945
ROD-1	120.6	124.7	4.1	4.11	12.4	321
ROD-2	114.2	115.7	1.5	31.80	46.3	2,431
ROD-3	124.6	127.0	2.4	9.60	56.3	776
ROD-4	56.1	56.5	0.4	25.60	54.4	1,974
ROD-5	142.7	148.7	6.0	3.87	19.4	309
ROD-7	131.9	133.8	1.9	10.80	25.5	836
ROD-9	137.4	139.8	2.4	2.48	25.6	212
Weighted Ave.			4.1	7.86	28.5	618

Picacho District Veins, Historic Intercepts (Excluding El Picacho Vein)

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Au gpt	Ag gpt	AgEq*	Vein Name
SN12-002R	51.8	52.8	1.0	5.88	26.0	467	No Name vein
SO12-002R	64.0	65.0	1.0	6.62	18.0	515	Sopressa vein
DA12-001R**	32.5	36.6	4.1	3.86	35.0	325	Dos Amigos vein
	40.6	41.7	1.0	2.23	37.0	204	Dos Amigos vein
DA12-004R	86.4	90.4	4.1	2.17	23.7	186	Dos Amigos vein
Includes	87.4	88.4	1.0	3.83	39.0	326	Dos Amigos vein
DA12-005R**	89.4	103.6	14.2	1.30	26.9	124	Dos Amigos vein
Includes	93.5	95.5	2.0	2.06	45.5	200	Dos Amigos vein
Includes	100.6	101.6	1.0	2.76	38.0	245	Dos Amigos vein
	107.7	117.9	10.2	1.28	55.2	151	Dos Amigos vein
Includes	112.8	116.8	4.1	2.89	70.2	287	Dos Amigos vein
DA12-006R	93.5	94.5	1.0	2.50	5.0	193	Dos Amigos vein
DA12-009R	55.9	56.9	1.0	4.62	10.0	357	Dos Amigos vein

Note:  All numbers are rounded. Based on a cutoff grade of 150 gpt AgEq. Assay results are from various certified labs.

D = Diamond drill hole or core; and R = Reverse circulation drill hole.

*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

** Drill hole suggests potential open pit target.

Planned Work

In H2, 2020, the Company plans to complete surface and underground exploration work, including mapping, sampling and surveying. Once the necessary drilling permits have been obtained, SilverCrest anticipates drilling before the end of the year. The Company initially plans to allocate two (2) drill rigs to test the El Picacho Vein. Drilling will focus on twinning previous intercepts within the already defined initial high-grade footprint, expanding the footprint and completing initial near surface drilling. The Company's geologists and consultants that are not currently working on Las Chispas will be used to complete work at Picacho. The continued development of Las Chispas will remain the Company's top priority with feasibility work and expansion drilling advancing as planned.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs on Picacho and the Las Chispas Property; information with respect to high grade areas and size of veins projected from underground sampling results and historic drilling results; and potential quantities and grades on targets for further exploration. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

San Diego
Tijuana
N
Tucson
4.5 hour drive
Nogales
BAJA CALIFORNIA
3 hour drive
Hermosillo
Sonora
Heroica Guaymas
Ciudad Obregón
Navojoa
El Picacho (SIL)
Tucson 270 Km
~ 40 Km
Angel de Plata (SIL)
Mercedes Mine (Premier Gold)
La Caridad Mine (Grupo Mexico)
Cruz de Mayo (SIL)
Las Chispas Mine Dev. (SIL)
Santa Elena Mine (First Majestic)
Hermosillo 140 Km

SilverCrest Metals Inc.

Highlights:
• Las Chispas 40 km to south, off same highway
• District with 7 "Main" epithermal veins
• 10 kms of Main Vein strike length
• 3 km of historic u/g works for El Picacho Vein
• Historic workings on all main veins
• 4m by 4m ramp into El Picacho Vein, 800m long
• El Picacho Vein, weighted avg of 4.1m grading 618 gpt AgEq*
• Total historic holes = 100 for 15,890m
585,000 mE
586,000 mE
587,000 mE
588,000 mE
589,000 mE
590,000 mE
Open
A'
Initial Target, 1.2 Km vein strike
A
Picacho Caldera Ring Structure
POLO VEIN
EL PICACHO VEIN
To Las Chispas
PICACHO DOS VEIN
DOS AMIGOS VEIN
SORPRESA VEIN
BASAITEGUI VEIN
NO NAME VEIN
Legend
Vein
Roads
Drillhole
Historic Resource
Potential Open Pit Target
Previous UG Workings
0
500
1,000
meters
EL PICACHO
General Plan Map
SCALE: 1 / 7,500
DATE: 24-08-20
FILE: MapInfo
DATUM: WGS84
DRAWN BY: DEGPC
REVISED BY:
El Picacho Area Looking West
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17.00 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

Long Section (Inclined) of El Picacho Vein
Looking Northeast

A'
A
~1,200m
Don Julian Zone
Tunnel 1 Zone
Surface
Potential Open Pit
Level 1
Level 2
Tunnel 2
Tunnel 3
Tunnel 3 Zone
Level 3
Tiro Canilla
Almagre Zone
Almagre Level
Don Julian Ramp
Level 5
ROD-4
0.4m, 1,974
PDD-8
0.5m, 355
P12-21
P12-20
P12-19
ROD-2
1.5m, 2,431
ROD-1
4.1m, 321
ROD-3
2.4m, 776
PDD-13
13.9m, 1,250
P12-5
1.8m, 186
PDD-2
9.8m, 757
ROD-8
ROD-7
1.9m, 836
ROD-9
2.4m, 212
ROD-5
6.0m, 309
P12-24R
7.1m, 232
P12-1
P12-2
14.6m, 321
P12-6
0.4m, 250
PDD-10
3.5m, 354
PDD-14
5.4m, 567
P12-22
1.6m, 279
P12-3
2.0m, 266
P12-4
1.7m, 207
P12-9
P12-8
P12-7
PDD-5
PDD-12
PDD-7
2.0m, 205
P12-10
PDD-11
PDD-6
PDD-9
P12-11
P12-23(R)
P12-17
PDD-3
P12-16
PDD-4
P12-14
P12-15
ROD-6
PDD-1
5.0m, 988
P12-12
1.5m, 570
P12-18
P12-13
1200masl
Lithologic contact?
?

Legend (August 2020)

- Current NR Reported DH
- Proposed DH
- High-grade Footprint
- >500 gpt AgEq, NR & Total
- Developed Mineralized Material
- Historic U/G Workings
- Drill hole # / Drilled Intercept, gpt AgEq*

0m 100m 200m 300m

Note: PDD = PPD07. Most significant holes to be re-drilled.
Holes without intercept lengths and grade are <150 gpt AgEq.

SilverCrest Metals Inc.

PDD07-002: 9.8m @ 9.0 gpt Au and 82.9 gpt Ag, or 757 gpt AgEq*